04/08/2004 07:14 6046882582 PFN PAGE 01

SUPPL

04024295

FORM 55-102F6

04 APR -9 AM 7:21

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information requi[red] for purposes of the administration and enforcement of certain provisions of the securities le[gislation]... Some of the required information will be made public pursuant to the securities legislation in ... disclosed to any person or company except to any of the securities regulatory authorities or ... may contact the securities regulatory authority in any jurisdiction(s) in which the required info[rmation] ... the securities regulatory authorities set out below ... [Man]itoba, Ontario, Québec, Nova Scotia and Newfoundland. ... [require]d information will remain confidential and will not be ... questions about the collection and use of this information, you ... [address]es or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CANALASKA VENTURES LTD.

82-2131

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 18/03/04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEBLIN

GIVEN NAMES: GORDON

NO.: 2303 STREET: W. 41st Ave. APT:

CITY: Vancouver

PROV: B.C POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604-685-1870

BUSINESS FAX NUMBER: 604-688-2582

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common	56,000	30/03/04	10		5,000 I	0.21				
		01/04/04	10		20,000 I	0.20				
		02/04/04	10		10,000 I	0.19		21,000	I	
Warrants	61,500							61,500	I	
Options	81,200							81,200	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCBC 55-102F6 Rev. 2001/8/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

PROCESSED
APR 14 2004
THOMSON FINANCIAL

BOX 6. REMARKS

dlw 4/13

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GORDON STEBLIN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 08/04/04